                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

/X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


For the fiscal year ended December 31, 1999


                                    OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________________ to _____________________

Commission file number 0-9787
                       ------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      AUTONATION 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         AUTONATION, INC.
                         110 S.E. 6th St.
                         Fort Lauderdale, Florida 33301

                                   AUTONATION
                                  401(K) PLAN



                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                     TOGETHER WITH REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS


                          DECEMBER 31, 1999 AND 1998

                                   AUTONATION

                                  401(K) PLAN


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                        Pages
                                                                        -----
Report of Independent Certified Public Accountants.................       1

Statements of Net Assets Available for Benefits as of
  December 31, 1999 and 1998.......................................       2

Statement of Changes in Net Assets Available for Benefits for
  the Year Ended December 31, 1999.................................       3

Notes to Financial Statements......................................      4-7

Schedule H, line 4i - Schedule of Assets Held for Investment
  Purposes as of December 31, 1999.................................       8

Schedule H, line 4j - Schedule of Reportable Transactions for the
  Year Ended December 31, 1999.....................................       9


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of
  AutoNation 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP


Fort Lauderdale, Florida,
  June 26, 2000.

                                   AUTONATION
                                  401(K) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1999 AND 1998

                                                 December 31,
                                      ---------------------------------
                                          1999                  1998
                                      ------------          -----------

ASSETS:
Investments (See Note 3)              $145,523,720          $86,488,800

Receivables:
  Employer contributions                 3,451,688            3,888,982
  Participant contributions              5,715,986            1,638,910
                                      ------------          -----------

     Total receivables                   9,167,674            5,527,892
                                      ------------          -----------

     Total assets                      154,691,394           92,016,692
                                      ------------          -----------

LIABILITIES:                                    --                   --
                                      ------------          -----------

Net assets available for benefits     $154,691,394          $92,016,692
                                      ============          ===========

           The accompanying notes to financial statements are an integral part of these statements.

                                   AUTONATION
                                  401(K) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                      Year Ended
                                                                   December 31, 1999
                                                                   -----------------

Additions:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation in fair value of
        investments (see Note 3)                                      $ 13,908,226
      Dividends                                                          3,333,926
      Interest                                                             103,106
                                                                       -----------
                                                                        17,345,258
                                                                       -----------

    Contributions:
      Participant                                                       55,000,946
      Employer                                                          12,346,797
      Participant Rollover                                               2,586,294
                                                                       -----------
                                                                        69,934,037
                                                                       -----------
      Total additions                                                   87,279,295
                                                                       -----------

Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                                       21,474,623
    Loan Repayment from Distributions                                      289,951
                                                                       -----------
      Total deductions                                                  21,764,574
                                                                       -----------
      Net increase                                                      65,514,721

Transfers from Plan, net                                                (2,840,019)

Net assets available for benefits:
  Beginning of year                                                     92,016,692
                                                                       -----------
  End of year                                                         $154,691,394
                                                                       ===========



            The accompanying notes to financial statements are an
                     integral part of this statement.

                                   AUTONATION
                                  401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


(1)  DESCRIPTION OF PLAN:

(a)  General

The following description of the AutoNation 401(k) Plan, as amended through December 31, 1999 (the "Plan"), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan. Effective November 1, 1999, the Company changed the name of the Plan from Republic Rewards 401(k) Plan to AutoNation 401(k) Plan.


The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (the "Company", formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee is the designated administrator of the Plan.


Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan. Amendments subsequent to December 31, 1999 are reflected within these notes to the financial statements.

(b)  Eligibility

During 1999 and 1998, the Plan required 90 days of employment to be eligible for participation.

Additionally, enrollment provisions allow for monthly entry dates by all eligible employees. The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

(c)  Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Amounts contributed by participants are fully vested when made. In 1999 and 1998 each eligible participant could contribute up to $10,000 subject to other applicable IRC limitations. The Plan allows for rollovers of vested contributions from previous employers' qualified plans.

During 1999, an employer matching contribution of $.50 for each $1.00 of contribution up to 4% of the employee's eligible compensation to be made to the Plan by the Company was approved by the Board of Directors for the 1999 Plan year. This contribution was made quarterly by the Company to all participants who were employees on the last day of each calendar quarter and were credited with at least one year of service. The employer match was made in shares of the Company's common stock. The employer matching contribution for 1999 is approximately $12,347,000 and is included in the accompanying financial statements.

The Company may also make a discretionary contribution to the Plan. However, the Company did not make a discretionary contribution to the Plan for the 1999 Plan year. The Company made a discretionary matching contribution of $1,000,000 to the Plan during 1998.

During 1998, a participant became fully vested after three years of service with the Company. As of January 1, 1999, the three-year service requirement was eliminated and a participant became fully vested immediately upon participation.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions. Additionally, allocated amounts become fully vested upon normal retirement age, as defined, death or termination of employment as a result of a total or permanent disability. Nonvested amounts that are forfeited are used to offset any Company contributions.

(d)  Investments

The Company entered into an agreement whereby Merrill Lynch Trust Company
(the "Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee.

The Plan provided the following distinct investment alternatives for participants in 1999.

        Merrill Lynch Retirement Preservation Trust Fund -- A mutual fund in which amounts are invested in U.S. Government agency securities and guaranteed investment contracts.

        Merrill Lynch Growth Fund -- A mutual fund in which amounts are invested primarily in common stocks which are believed to be undervalued by the fund's manager and therefore have growth potential.

        Merrill Lynch Equity Index Trust Fund -- A trust fund that invests in a portfolio of equity securities designed to substantially equal or match the performance of the Standard & Poor's 500 Composite Stock Price Index.

        AutoNation, Inc. Common Stock -- In 1999 and 1998, the Plan allowed up to 10% of a participant's total contribution to be invested in the Company's Common Stock.

        Franklin Small Cap Growth Fund -- A mutual fund that invests in a portfolio of equity securities of small-capitalization companies, equity securities of large-capitalization companies, and fixed income securities.

        Ivy International Fund -- A mutual fund that invests in a portfolio of common stocks and convertible securities which principally trade in European, Pacific Basin, and Latin American markets.

        PIMCO Total Return Fund -- A mutual fund that invests in a portfolio of fixed income securities of varying maturities, securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 6).


(2)  SIGNIFICANT ACCOUNTING POLICIES:

(a)  Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting. In order to maintain consistency and comparability between periods presented, certain amounts have been reclassified from the previously reported financial statements in order to conform with the financial statement presentation of the current period.

(b)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Company records dividends on the ex-dividend date.

(3)  INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                                             December 31,
                                                                                          -------------------
                                                                                          1999           1998
                                                                                          ----           ----
AutoNation, Inc. common stock, 845,214 and 98,353 shares, respectively                $ 7,818,229    $ 1,463,007

Merrill Lynch Equity Index Trust Fund, 389,039 and 283,242 shares,
  respectively                                                                         39,370,807     23,770,211

Merrill Lynch Retirement Preservation Trust Fund, 33,026,632 and
  22,824,326 shares, respectively                                                      33,026,632     22,824,326

Merrill Lynch Growth Fund, 388,756 and 384,838 shares, respectively                    10,659,696      8,276,986

PIMCO Total Return Fund, 1,937,811 and 1,451,658 shares, respectively                  19,184,324     15,300,478

Franklin Small Cap Growth Fund, 403,278 and 283,832 shares,
  respectively                                                                         17,796,637      6,406,091

Ivy International Fund, 212,241 and 148,668 shares, respectively                        9,994,434      6,125,123



During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

            Mutual funds                  $17,938,526
            Common stock                   (4,030,300)
                                           ----------
                                          $13,908,226
                                           ==========

(4)  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                             December 31,
                                                                                          -------------------
                                                                                          1999           1998
                                                                                          ----           ----
Net Assets:
  Common Stock                                                                       $ 7,818,229      $1,463,007
  Employer Contribution Receivable                                                     3,451,688       3,888,982
                                                                                      ----------      ----------
                                                                                     $11,269,917      $5,351,989
                                                                                      ==========      ==========

                                                                                              Year Ended
                                                                                           December 31, 1999
                                                                                          -------------------
Changes in Net Assets:
  Contributions                                                                               $14,177,009
  Net depreciation                                                                             (4,030,300)
  Employee Contribution Receivable                                                               (526,814)
  Dividends                                                                                         6,505
Conversions out                                                                                (2,906,359)
Benefits paid to participants                                                                    (806,394)
Transfers to participant-directed investments                                                      (1,660)
Other                                                                                               5,941
                                                                                              -----------
                                                                                              $ 5,917,928
                                                                                              ===========

(5)  BENEFIT DISTRIBUTIONS

Upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) may elect to receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings.

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $273,000 and $566,000 at December 31, 1999 and 1998, respectively. Such amounts are included in net assets available for benefits at December 31, 1999 and 1998, respectively, in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan's Form 5500 will reflect such amount as a liability of the Plan in accordance with IRC guidelines.

(6)  TRANSFERS TO/(FROM) PLAN

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan, with the related employees becoming participants. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees' elections. For the Plan year ended December 31, 1999, approximately $14,759,000 of Plan assets are reflected as mergers of acquired company plans. In May 1999, the Company sold its solid waste services division, which resulted in a conversion of approximately $16,646,000 out of the Plan assets. The total conversion out of the Plan assets was approximately $2,840,000 which is reflected in the accompanying statement of changes in net assets available for benefits.

(7)  PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees. Such fees and expenses amounted to approximately $662,000 and $404,000 in 1999 and 1998, respectively.

(8)  INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated January 21, 2000, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(9)  FORMER PARTICIPANT BALANCES

In October 1997, the Company sold its electronic security services division. The employees of this division are no longer eligible to participate in the Plan. However, as of December 31, 1999 and 1998, approximately $171,000 and $392,000, respectively, of total plan assets relate to such former participant balances. Former participants of the electronic security services division have the option to withdraw their individual accounts from the plan at any time.

In May 1999, the Company sold its solid waste services division. As of December 31, 1998, approximately $12,034,000 of total plan assets related to such former participant balances. In July 1999, the total plan assets related to such former participant balances were transferred to the Republic Services 401(k) Plan.

(10) SUBSEQUENT EVENTS

Effective January 1, 2000, the Plan was amended and restated. Under the amended and restated Plan, employer contributions will be made on a monthly basis instead of a quarterly basis. In addition, employees are now eligible to contribute to the Plan immediately upon the start of employment with the Company. During 1999, a new employee had to have 90 days of service before being eligible to contribute to the Plan.

On May 31, 2000, the Board of Directors of AutoNation granted final approval of the tax-free spin-off of ANC Rental Corporation to AutoNation shareholders. In the spin-off, each AutoNation shareholder of record as of June 16, 2000 will receive one share of ANC Rental Corporation for every eight shares of AutoNation owned. The Board established a distribution date of June 30, 2000. On June 1, 2000, the Plan was amended to create a separate ANC Stock Fund to hold shares of ANC Rental Corporation received by the Plan as a result of the spin-off. The ANC Rental Fund is established to retain the ANC shares and reinvest all dividends and other distributions in additional shares of ANC stock. This fund does not permit the contribution of purchased ANC stock, unless the stock is purchased with dividends or other distributions of ANC Stock.

                                                                     Schedule I
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                                   AUTONATION
                                  401(K) PLAN
      SCHEDULE H, line 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1999



   DESCRIPTION OF INVESTMENT           SHARES             COST          MARKET VALUE
   -------------------------           ------           --------        ------------
*Merrill Lynch Retirement
  Preservation Trust Fund            33,026,632       $ 33,026,632     $ 33,026,632
*Merrill Lynch Growth Fund              388,756          8,735,814       10,659,696
*Merrill Lynch Equity Index
  Trust Fund                            389,039         31,561,972       39,370,807
*Merrill Lynch Global Allocation
  Fund                                        2                 26               25
 Alger MID CAP Growth Retirement
  Report                                218,146          3,115,131        3,143,484
 Franklin Small Cap Growth Fund         403,278         10,478,425       17,796,637
 Ivy International Fund                 212,241          9,117,052        9,994,434
 PIMCO Total Return Fund              1,937,811         20,177,787       19,184,323
 Pending Settlement Fund                  8,420              8,420            8,420
*AutoNation, Inc. Common Stock          845,214         12,290,863        7,818,229
*Loans to Participants                1,223,343          1,223,343        1,223,343
 Cash                                       N/A          3,297,690        3,297,690
                                                      ------------     ------------
        Total                                         $133,033,155     $145,523,720
                                                      ============     ============


*  Represents a party-in-interest to the Plan.

                                                                   Schedule III
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                                   AUTONATION
                                  401(K) PLAN
            SCHEDULE H, line 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1999


     INVESTMENT DESCRIPTION                                                  Purchase      Selling         Asset          Net
     Purchases                                              Shares             Price        Price          Cost        Gain/(Loss)
                                                          --------------------------------------------------------------------------
    *Merrill Lynch Equity Index Trust Fund                   258,154       $23,444,344       N/A        $23,444,344       N/A
    *Merrill Lynch Retirment Preservation
      Trust Fund                                          20,601,567        20,601,567       N/A         20,601,567       N/A
    *Merrill Lynch Growth Fund                               396,613         8,418,832       N/A          8,418,832       N/A
     IVY International Fund                                  148,527         6,607,549       N/A          6,607,549       N/A
     Franklin Small Cap Growth Fund                          264,503         7,317,994       N/A          7,317,994       N/A
     PIMCO Total Return Fund                               1,235,553        12,541,710       N/A         12,541,710       N/A
    *AutoNation, Inc. Common Stock                           985,692        13,992,310       N/A         13,992,310       N/A


     INVESTMENT DESCRIPTION                                              Purchase         Selling           Asset            Net
     Sales                                              Shares             Price           Price            Cost         Gain/(Loss)
                                                      ------------------------------------------------------------------------------
    *Merrill Lynch Equity Index Trust Fund               152,356       $11,390,592      $14,141,221      $11,390,592     $2,750,629
    *Merrill Lynch Retirment Preservation
      Trust Fund                                      11,067,801        11,067,801       11,067,801       11,067,801              0
    *Merrill Lynch Growth Fund                           392,694         9,284,735        9,320,911        9,284,735         36,176
     IVY International Fund                               84,954         3,495,187        3,751,054        3,495,187        255,867
     Franklin Small Cap Growth Fund                      116,822         2,697,111        3,289,275        2,697,111        592,164
     PIMCO Total Return Fund                             749,401         7,956,276        7,613,096        7,956,276       (343,180)
    *AutoNation, Inc. Common Stock                       251,323         4,123,279        3,755,749        4,123,279       (367,530)

Notes:

 *  Represents a party-in-interest to the Plan.

(1) Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% of the quoted market value of Plan assets at the beginning of the Plan year.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          AutoNation
                                          401(k) Plan
                                          -----------------------------------
                                                  (Name of Plan)


Date: June 28, 2000                       By:    /s/ Judy Bullock
      -------------------                        -------------------------------

                                          Title: Chairperson of the
                                                 Administrative Committee of the
                                                 AutoNation 401(k) Plan